Atomic Vaults Securities, LLC
Financial Statements
and
Supplemental Information

For the Period from January 1, 2025 to December 31, 2025
(Confidential Treatment Requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70868

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Atomic Vaults Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__9736 Rennes LN__
                                    (No. and Street)

Delrey Beach	FL	33446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett	636-675-3746	Erin.Baskett@SQN-Global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company__
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntindon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Erin Baskett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atomic Vaults Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

Calvin Persaud

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previou[s] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CF[R] applicable.*

Atomic Vaults Securities, LLC
Financial Statements

For the Period January 1, 2025 to December 31, 2025
Table of Contents



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
Atomic Vaults Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Atomic Vaults Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2025.
Huntingdon Valley, Pennsylvania
April 6, 2026


Atomic Vaults Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2025


ASSETS

Cash	$	1,733,079
Deposit with clearing firm		5,334,520
Accounts receivable		2,575,831
Other assets CRD		954
Total assets	$	9,644,284

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Due to clearing firm	$	100,478
Accounts payable		2,029,508
Total Liabilities	$	2,129,986
Member's equity		7,514,298
Total Liabilities and Member's Equity	$	9,644,284


Confidential Treatment Requested

The footnotes are an integral part of the financial statements.



Atomic Vaults Securities LLC
Statement of Operations
For the Year: January 1, 2025 - December 31, 2025


Revenue

Payment for Order Flow	$ 21,067,845
Trading Profit and Loss	(160)
Other Income	315,784
Total Revenues	$ 21,383,469

Expenses

Professional Services	$ 611,048
Commission Expense	1,462,492
Compensation	355,192
Occupancy	197,954
Order Flow Expense	8,248,179
Marketing Expense	233,588
Regulatory Fees	64,946
Data and communication	548,953
Other	78,592
Total expenses	$ 11,800,944

Net income	$ 9,582,525


Confidential Treatment Requested

The footnotes are an integral part of the financial statements.


Atomic Vaults Securities, LLC
Statement of Changes in Member's Equity
For the Year: January 1, 2025 - December 31, 2025

MEMBER'S EQUITY, December 31, 2024	$ 206,343
Net income	9,582,525
Capital contributions	45,000
Capital withdrawals	(2,319,570)
MEMBER'S EQUITY, December 31, 2025	$ 7,514,298

The footnotes are an integral part of the financial statements.

Atomic Vaults Securities LLC
Statement of Cash Flows
December 31, 2025

Cash flows provided by operating activities

Net income	$ 9,582,525
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in Deposit with clearing firm	(5,184,520)
Increase in Accounts receivable	(2,446,831)
Increase in Other Assets	(607)
Increase in Payables to Clearing Firm	37,278
Increase in Accounts payable	1,998,979
Net cash provided by operating activities	3,986,924

Cash flows used by financing activities

Capital contributions	45,000
Capital withdrawals	(2,319,570)
Net cash used by financing activities	(2,274,570)
Net increase in cash	1,712,354
Cash and cash equivalents - beginning of year	20,725
Cash and cash equivalents - end of year	$ 1,733,079

Cash paid during the year for:

Interest	$23,984
Income taxes	$0

The footnotes are an integral part of the financial statements.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by Atomic Vaults Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

The Company is based in Fort Lauderdale, FL, and has adopted a calendar year end. Atomic Vaults Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a single member Delaware limited liability company and a wholly owned subsidiary of Atomic Vaults, Inc. (the "Parent") which is the sole managing member. As a limited liability company, the member's liability is limited to its investment.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

Description of Business

The Company is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(ii) that provides an exemption because of limited business. The Company is permitted to engage in the following types of business: Broker retailing corporate equity securities over-the-counter; Put and call broker or dealer or option writer, Trading securities for own account, non-exchange member effecting transactions in listed securities through exchange member; and facilitation of fraction trading on a principal basis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes

The Company files as a Limited Liability Company. Consequently, net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

Revenue Recognition

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2025. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance

contracts.

Commission Income

The Company is a non-carrying broker dealer that expects to receive commission income generated from executing securities on behalf of its customers. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company ultimately sets the price for commission charged and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date underlying financial instrument is identified, the pricing is agreed upon, and the risk and rewards of ownership have been transferred to/from the customer.

Leases

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term. The company paid $20,000 in rent for the audit period.

NOTE 2—VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:
- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1, and are summarized as follows:

Description	Level 1	Total
Deposit with clearing broker	$5,294,306	$5,294,306
Total investments	$5,294,306	$5,294,306

Atomic Vaults Securities LLC
Notes to Financials
December 31, 2025

Valuation techniques

Exchange Traded Fund ("ETF")
The fair value of the Company's ETF position, a Level 1 security, is calculated using quoted prices in active markets for identical securities.

NOTE 3—NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness ($63,060 at December 31, 2025), or $100,000 whichever is greater. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2025 the net capital as computed was $4,831,627. Consequently, the Company had excess net capital of $4,689,327.

At December 31, 2025 the ratio of aggregate indebtedness to net capital was .44 to 1, versus an allowable percentage of 1500 percent.

NOTE 4—RELATED PARTY TRANSACTIONS

In June 2025 the Company and its Parent entity entered into an expense sharing agreement under which the Company records cloud infrastructure, travel and lodging expenses allocated from the Parent. During 2025, repayment of allocated expenses totaling $28,007 were recorded.

NOTE 5—COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2026 through the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

Supplemental Information

Schedule I
Atomic Vaults Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2025

Total Member's equity		$ 7,514,298
Non-allowable assets, deductions:		
Prepaid and Other assets	(954)	
Accounts receivable	(2,575,831)	
Haircuts on Securities	(105,886)	
Total adjustments		(2,682,671)
Net capital		$ 4,831,627

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $2,129,986)	142,000
Minimum dollar net capital requirement	100,000
Minimum capital required	142,000
Excess net capital	$ 4,689,627
Net capital at 1000% (net capital less 10% of total aggregate indebtedness	$ 4,618,628

Computation of aggregate indebtedness

Total aggregated indebtedness in the statement of financial condition	$ 2,029,507
Ratio of aggregate indebtedness to net capital	.44 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2025.

Schedule II
Atomic Vaults Securities LLC
Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III
Atomic Vaults Securities LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Atomic Vaults Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Atomic Vaults Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Huntingdon Valley, Pennsylvania
April 6, 2026

Assertions Regarding Exemption Provisions

We, as members of management of Atomic Vaults Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2025.

Atomic Vaults Securities, LLC

By:

Erin Baskett, Principal



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Atomic Vaults Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Atomic Vaults Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Huntingdon Valley, Pennsylvania
April 6, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME ATOMIC VAULTS SECURITIES LLC

SEC No. 8-70868

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 21,383,468.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 21,383,468.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 1,139,722.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,139,722.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 20,243,746.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 30,365.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-7 or 7A	$ 28,943.00
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00
b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00
c	Any other overpayments applied	$ 0.00
d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 7,110.00
e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 21,833.00
f	Add lines 11a through 11e	$ 28,943.00
12	**LESSER** of line 10 or 11f.	$ 28,943.00
13 a	Amount from line 8	$ 30,365.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 28,943.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 1,422.00
14	Interest (see instructions) for 31 days late at 20% per annum	$ 24.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 1,446.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70868	DEA: FINRA	2025	Dec
MEMBER NAME *MAILING ADDRESS*	ATOMIC VAULTS SECURITIES LLC 575 MARKET ST STE 512 SAN FRANCISCO, CA 94105		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ATOMIC VAULTS SECURITIES LLC	Jacqueline Sloan
(Name of SIPC Member)	(Authorized Signatory)
4/2/2026	jackie@jackiesloaninc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.